EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Enerplus Corporation

We consent to the use of our reports, each dated February 24, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements on Forms S-8 (Nos. 333-200583 and 333-171836), and Form F-10 (No. 333-257151) of Enerplus Corporation.

/s/ KPMG LLP
Chartered Professional Accountants

Calgary, Canada

February 24, 2022